                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                         AMYLIN PHARMACEUTICALS, INC.
                         ----------------------------
                               (Name of Issuer)


                        COMMON STOCK, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)


                                  032346108
                                --------------
                                (CUSIP Number)

                            Blair M. Flicker, Esq.
                              Johnson & Johnson
                         One Johnson & Johnson Plaza
                           New Brunswick, NJ 08933
                                (908) 524-2527

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 17, 1995
                              ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                 PAGE   2   OF   7     PAGES
          ---------                                                                      -----     ----


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
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson                                                                                      22-1024240
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

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                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           1,955,407
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         1,955,407
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,955,407
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.99%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                                     PAGE   3   OF    7     PAGES
          ---------                                                                                          -----     ----


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
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson Development Corporation                                                                22-2007317
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           1,955,407
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         1,955,407
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,955,407
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.99%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 7 pages

     Items 3, 4 and 5 of the Statement on Schedule 13D filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Johnson & Johnson, a New Jersey corporation ("J&J"), and Johnson & Johnson Development Corporation, a New Jersey corporation ("JJDC"), relating to the shares of Common Stock, $.001 par value (the "Common Stock") of Amylin Pharmaceuticals, Inc., are hereby amended as follows:

                                                              Page 5 of 7 pages


Item 3.  Source and Amount of Funds or Other Consideration:

         Item 3 is hereby amended and restated as follows:

         On June 20, 1995, JJDC purchased from Amylin Pharmaceuticals, Inc., a Delaware Corporation (the "Company") 724,638 shares of Common Stock of the Company for $5.0 million. On September 27, 1995, JJDC purchased from the Company 1,169,230 shares of Common Stock of the Company for $9.5 million. On October 17, 1995, JJDC purchased from the Company 61,539 shares of Common Stock of the Company for $0.5 million. No funds were borrowed to finance the purchases.

Item 4.  Purpose of Transaction:

         Item 4 is hereby amended and restated as follows:

         On June 20, 1995, the Company and Lifescan, Inc., a wholly-owned subsidiary of J&J, entered into a Collaboration Agreement to develop and commercialize the Company's lead drug candidate, pramlintide (the "Collaboration"). In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement with JJDC and a Loan and Security Agreement with J&J. In accordance with the terms of the Stock Purchase Agreement, JJDC purchased 724,638 shares of Common Stock for $5.0 million.

         Subject to the terms of the Stock Purchase Agreement, the Company has the right to sell additional shares of Common Stock to JJDC in an aggregate amount of $10.0 million prior to the first milestone of the Collaboration. Pursuant to such right, on September 27, 1995, JJDC purchased 1,169,230 shares from the Company for $9.5 million and on October 17, 1995 purchased 61,539 shares from the Company for $0.5 million. Upon the achievement of certain additional milestones, the Company also has the right to sell additional shares of its Common Stock to JJDC for net proceeds of up to $30 million.


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                                                              Page 6 of 7 pages

         Pursuant to the terms of the Loan and Security Agreement, the Company has agreed to issue to J&J warrants (the "Warrants") to purchase 50,000 shares of Common Stock, at an exercise price of $12.00 per share and with a ten-year exercise period, for each $1.0 million principal amount of each Development Loan (as defined in the Loan and Security Agreement) loaned to the Company thereunder. As of the October 5, 1995, no Development Loans had been made under the Loan and Security Agreement.

         Pursuant to the terms of the Stock Purchase Agreement, JJDC has agreed that, until June 2005, or sooner in the event that the Collaboration Agreement is terminated, it will not acquire any additional securities of the Company other than pursuant to the Stock Purchase Agreement or upon exercise of the Warrants. Such restriction shall terminate upon the occurrence of a change in control of the Company or certain other events, as described more fully in the Stock Purchase Agreement. JJDC has also agreed not to sell, transfer or dispose of any shares of Common Stock for certain time periods, as set forth more fully in the Stock Purchase Agreement.

Item 5.  Interest in Securities of the Issuer:

         Item 5 is hereby amended and restated as follows:

         As of October 26, 1995, J&J and JJDC each had beneficial ownership of an aggregate of 1,955,407 shares of Common Stock. Based upon the shares of Common Stock outstanding as of June 30, 1995, as reported in the Company's Amendment No. 1 on Form 10-Q/A for the quarter ended June 30, 1995, and the shares of Common Stock offered pursuant to the Company's Prospectus dated September 22, 1995, 1,955,407 shares constitute approximately 6.99% of the outstanding shares of Common Stock.


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                                                              Page 7 of 7 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JOHNSON & JOHNSON
                                                DEVELOPMENT CORPORATION


                                                By: /s/ B.M. Flicker
                                                    -------------------
                                                        B.M. Flicker
                                                        Secretary

                                                Date:  October 26, 1995


                                                JOHNSON & JOHNSON


                                                By:  /s/ P.S. Galloway
                                                    -------------------
                                                        P.S. Galloway
                                                        Secretary

                                                Date:  October 26, 1995